EXHIBIT 8(c)

                                             February 1, 1991

FEDERAL EXPRESS

State Street Bank and Trust Company
P.O. Box 1713
Boston, Mass.  02105
Attention:  Wendy LaBonte

RE:      CUSTODIAN CONTRACT

Dear Wendy:

     In accordance with our recent discussions regarding State Street's continued custody of only our Funds' foreign securities, I propose that, effective upon the conversion of the Funds' domestic securities to Investors Fiduciary Trust Company, the first paragraph of Section 1 of the Custodian Contract with each of Janus Investment Fund, Janus Twenty Fund, Inc., Janus Venture Fund, Inc. and Janus Income Series be amended as follows:

     "The Fund hereby employs the Custodian as the custodian of its securities it desires to be held outside the United States and cash or cash equivalents incidental thereto ("foreign securities") pursuant to the provisions of the Declaration of Trust [Articles of Incorporation]. The Fund agrees to deliver to the Custodian all foreign securities owned by it from time to time. The Custodian shall not be responsible for any property of the Fund held or received by the Fund and not delivered to the Custodian."

     Please indicate State Street's agreement to the foregoing by returning to me a copy of this letter executed by the appropriate person in the space provided below.

                                        Very truly yours,

                                        Janus Investment Fund
                                        Janus Twenty Fund, Inc.
                                        Janus Venture Fund, Inc.
                                        Janus Income Series

                                        by  /s/  Jack R. Thompson
                                        Vice President

Acknowledged and agreed to this ___ day of February, 1991.

State Street Bank and Trust Company

by  /s/ Wendy M. LaBonte

Title:  Vice President